                                                                     EXHIBIT 19

                             EXECUTIVE COMPENSATION

     The following table sets forth compensation earned during the last three fiscal years by the Chief Executive Officer and the Company's four most highly compensated executive officers other than the Chief Executive Officer who served as executive officers at the end of 1995 (such five officers are collectively called "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE


--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Long-Term
                                                             Annual Compensation                 Compensation
                                                                                                      (1)
                                                    ------------------------------------------------------------
                                                                                                     Awards
                                                                                                ----------------
                                                                             Other Annual       Securities Under      All Other
                                                     Salary       Bonus*     Compensation       Options Granted     Compensation
Name and Principal Position              Year         ($)           ($)         ($)(2)                (#)(3)             (3)
--------------------------------------------------------------------------------------------------------------------------------
Raymond L. Loewen                        1995        546,528         nil          ---                     nil          5,283(4)
  Chairman of the Board of Chief         1994        466,794     439,335          ---               2,000,000          5,309
  Executive Officer                      1993        424,485     227,052          ---                 250,000         11,408
--------------------------------------------------------------------------------------------------------------------------------
Timothy R. Hogenkamp                     1995        269,230         nil          ---                     nil         59,678(5)
  President and Chief                    1994        258,750     187,500          ---                 300,000         59,379
  Operating  Officer                     1993        192,112      75,730          ---                  25,000          9,661
--------------------------------------------------------------------------------------------------------------------------------
A.M. Bruce Watson                        1995        240,385         nil          ---                     nil          5,499(6)
  Executive                              1994        214,583     120,000          ---                 260,000          5,020
  Vice-President(7)                      1993        103,905      34,161       38,577(8)               58,500          6,878
--------------------------------------------------------------------------------------------------------------------------------
Robert O. Wienke                         1995        288,461         nil      136,000(9)              150,000          2,119(10)
  Senior Vice-President, Law and         1994            nil         nil          nil                 100,000            nil
  General Counsel(11)                    1993            n/a         n/a          n/a                     n/a            n/a
--------------------------------------------------------------------------------------------------------------------------------
Peter S. Hyndman                         1995        236,462         ---          ---                     nil            131(4)
  Vice-President, Law and                1994        198,688         ---          ---                  25,000          2,361
  Corporate Secretary                    1993        188,772      37,901          ---                     nil          5,107
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

*    See Report on Executive Compensation below.

Notes:
(1) The Company has not granted any Restricted Shares or Restricted Share Units, Stock Appreciation Rights or Long-Term Incentive Plan Payouts to the Named Executive Officers.
(2) In accordance with SEC rules, the value of perquisites and other personal benefits, securities or property for each Named Executive Officer that does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus is not reported herein.
(3) For the year 1994 in the case of Messrs. Loewen, Hogenkamp, Watson and Hyndman and for the year 1995 in the case of Mr. Wienke, the securities are Common Shares of the Company underlying the options and certain purchase rights granted under the 1994 Management Equity Investment Plan, which is described in the Report on Executive Compensation below. Absent extraordinary circumstances, such options and purchase rights do not begin to become exercisable until June 1999. All other grants were made under the Company's stock option plans.
(4) Company contribution to the Company's pension plan and group registered retirement savings plan applicable to Canadian-based senior officers.
(5) Consists of $42,500 (forgiveness of indebtedness), $10,840 (imputed interest on non-interest-bearing loan), $5,762 (matching contribution to 401(k) Plan) and $576 (life insurance premiums paid by the Company).
(6) Consists of $4,923 (matching contributions to 401(k) Plan) and $576 (life insurance premiums paid by the Company).
(7)  Mr. Watson commenced employment with the Company on June 1, 1993.
(8) Consists of $33,123 (moving expenses paid by or on behalf of Mr. Watson) and $5,454 (income tax return preparation).
(9) Pre-approved real estate brokerage and other moving and relocation expenses incurred in connection with Mr. Wienke's relocation to the Cincinnati area.
(10) Consists of $1,543 (imputed interest on non-interest-bearing loan) and $576 (life insurance premiums paid by the Company).
(11) Mr. Weinke became Senior Vice-President, Law and General Counsel effective March 22, 1995. From December 13, 1994 to March 22, 1995, Mr. Wienke served as Executive Vice-President, Corporate Development & Law. Prior to January 1, 1995, Mr. Wienke was a partner in the law firm Ross & Hardies in Chicago, Illinois.

          The following table sets forth individual grants of stock options by the Company during the last fiscal year to the Named Executive Officers.

                            OPTION GRANTS DURING THE
                          YEAR ENDED DECEMBER 31, 1995

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                             Number of   % of Total                     Market Value                     Potential Marketable
                            Securities     Options                      of Securities                      Value of Assumed
                            Underlying   Counted to                      Underlying                      Annual Rates of Share
                              Options    Employees    Exercise or Base Options on the                    Price Appreciated for
                              Granted     in Fiscal        Price        Date of Grant   Expiration            Option Time
Name                            ($)         Year        ($/Security)    ($/Security)       Date      ------------------------------
                                                                                                         3% ($)          17% ($)
-----------------------------------------------------------------------------------------------------------------------------------
Raymond L. Loewen                nil           n/a          n/a               n/a           n/a          n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
Timothy R. Hogenkamp             nil           n/a          n/a               n/a           n/a          n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
A.M. Bruce Watson                nil           n/a          n/a               n/a           n/a          n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
Robert O. Wienke             150,000 (1)     13.83    U.S. $30.040(2)   U.S.$27.250(2) July 15, 2001 U.S.$1,047,799  U.S.$2,933,230
-----------------------------------------------------------------------------------------------------------------------------------
Peter S. Hyndman                 nil           n/a          n/a               n/a           n/a          n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

(1) The securities are Common shares underlying options granted under the 1994 Management Equity Investment Plan, which is described in the Report on Executive Compensation below. Absent extraordinary circumstances, such options do not begin to become exercisable until June 1999.
(2) The exercise price is 125% of the weighted average trading price of the Common shares for the five consecutive trading days ending April 8, 1994. Such weighted average trading price was U.S. $74.032. The date of grant was April 3, 1995.

     The following table sets forth certain information regarding options held by the Named Executive Officers as of December 31, 1995.

       AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 1995
                        AND FISCAL YEAR-END OPTION VALUES

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Number of Securities
                                                                  Underlying Unexercised
                                                                        Options at               Value of Unexercised in-the-Money
                                                                   December 31, 1995($)          Options at December 31, 1995 ($)(1)
                                                              ----------------------------------------------------------------------
                                 Securities
                                  Acquired   Aggregate
Name                                 at         Value
                                 Exercise($) Exercised($)     Exercisable  Unexercisable(2)     Exercisable        Unexercisable

------------------------------------------------------------------------------------------------------------------------------------
Raymond L. Loewen                    nil               nil      480,000       2,370,000       Cdn. $8,123,100     Cdn. $5,108,900

------------------------------------------------------------------------------------------------------------------------------------
Timothy R. Hogenkamp                 nil               nil       34,000         331,000       U.S.   $299,392     U.S.   $230,328
------------------------------------------------------------------------------------------------------------------------------------
A.M. Bruce Watson                    nil               nil       23,400         295,100       U.S.   $134,424     U.S.   $201,636
------------------------------------------------------------------------------------------------------------------------------------
Robert O. Weinke                     nil               nil       20,000         230,000       U.S.    $38,760     U.S.   $155,040
------------------------------------------------------------------------------------------------------------------------------------
Peter S. Hyndman                   2,000     Cdn.  $60,300       11,000          12,000       Cdn.   $192,445     Cdn.   $209,940
                                   2,000     Cdn.  $62,240
                                   5,000     Cdn. $175,600
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

(1) The closing price of the Common shares on December 29, 1995 on The Toronto Stock Exchange was Cdn. $34.375 and on the Nasdaq National Market was U.S. $25.313. These columns set forth the market value less the exercise price.
(2) Includes the Common shares underlying options and certain purchase rights granted pursuant to the 1994 Management Equity Investment Plan, which is described in the Report on Executive Compensation below. These options and purchase rights were not in-the-money as of December 31, 1995.

PENSION BENEFITS

     The Company does not have any defined benefit or actuarial pension plans. The Company does have defined contribution pension plans and in Canada, a group registered retirement savings plan.

     The estimated aggregate cost to the Company for the year ended December 31, 1995 of pension benefits under the Company's pension plan applicable to Canadian-based senior officers of the Company and the Company's group registered retirement savings plan for senior officers was $17,666.

     The estimated aggregate cost to the Company for the year ended December 31, 1995 of pension benefits under the Company's pension plan applicable to United States-based senior officers of the Company was $59,553. Annual discrimination testing (that is to say, the testing of the entitlement of higher compensated employees against the entitlement of lower compensated employees) did not give rise to any adjustments for 1995. Accordingly, no sums were refunded to United States-based senior officers as a result of such testing for 1995. Refunded sums with respect to 1994 and 1993 represent compensation to such officers and were included in the amounts set out above in the Summary Compensation Table (as to the portions paid to Named Executive Officers).

EMPLOYMENT CONTRACTS

     The following Named Executive Officers have written employment agreements with the Company: Timothy R. Hogenkamp, A.M. Bruce Watson and Robert O. Weinke. The agreements outline duties and responsibilities, initial compensation and related benefits, including bonuses and initial stock option grants. The agreements for Messrs. Hogenkamp, Watson and Weinke do not specify a term of years. Mr. Hogenkamp's agreement is terminable by the Company upon six months' notice. Each of Messrs. Watson's and Weinke's agreements are terminable by the Company, in which case the Company would provide such person with normal salary and related benefits for a further six months; however, if Mr. Wienke's agreement is terminated by the Company without cause within the first two years of his employment, the Company will provide Mr. Wienke with normal salary and related benefits for a further twelve months. Except as set forth above, the Company does not have any compensatory plans or arrangements with any of the Named Executive Officers that relate to or would result from such person's termination of employment or from a change in control of the Company or a change in such person's responsibilities following a change in control.

     Each of the participants in the 1994 Management Equity Investment Plan, including Messrs. Loewen, Hogenkamp, Watson, Wienke and Hyndman, has entered into an Executive Agreement with the Company or a Subsidiary (the "Executive Agreement"). The Executive Agreement includes certain obligations of a participant with respect to his conduct during the term of employment, and includes a confidentiality agreement and a covenant not to compete that is effective for two years immediately following the date of termination of employment. The Executive Agreement does not include any compensatory provisions.

COMPOSITION OF THE COMPENSATION COMMITTEE

     The Chairman of the Compensation Committee is Charles B. Loewen, an outside Director of the Company. Charles B. Loewen is not related to Raymond L. Loewen or Anne Loewen. Reference is made to CERTAIN TRANSACTIONS for a description of the former relationship of Charles B. Loewen to Loewen, Ondestje, McCutcheon Limited, an investment dealer. The other members of the Compensation Committee for the fiscal year ended December 31, 1995 were James D. McLennan, Ernest G. Penner and The Right Honourable John N. Turner, P.C., C.C., Q.C. The Compensation Committee met four times in 1995. All members are outside Directors of the Company.

REPORT ON EXECUTIVE COMPENSATION

     The Company's executive compensation program is administered by the Compensation Committee. The Compensation Committee reviews and recommends, for approval by the Board of Directors, the Company's executive compensation policies and the compensation to be paid to the executive officers, with the following exception. Any awards made to executive officers pursuant to the Company's stock plans are made by the Compensation Committee

(and approval of the full Board of Directors will not be sought) in order to qualify such awards for an exemption from certain "short-swing" profits liability rules under United States securities laws.

COMPENSATION PHILOSOPHY

     The Company's executive compensation program is designed to provide incentives for the enhancement of shareholder value, for the successful implementation of the Company's business plan and for continuous improvement in corporate and personal performance. The program is based on a pay-for-performance philosophy and consists of three components: base salary, an annual incentive (bonus) paid in cash and long-term equity based incentives.

     The program's overall objectives are:

     1.   to align the interests of management with those of shareholders;

     2.   to integrate compensation with the Company's business objectives;

     3. to attract and retain qualified executives critical to the success of the Company;

     4.   to provide fair and competitive compensation; and

     5.   to reward both corporate and individual performance.

     Annual and long-term incentives are designed to give executives incentives to increase shareholder value. Annual incentives are tied to earnings per share growth and long-term incentives are tied to share price increases. These criteria link a significant portion of executive officer compensation to the long-term performance of the Company.

     The Compensation Committee also considers the relationship between aggregate executive remuneration and revenues. The Compensation Committee expects that, as the Company continues to grow, aggregate remuneration for executive officers will increase. However, the Compensation Committee believes that it is appropriate to set levels of executive remuneration such that aggregate executive remuneration, as a percentage of revenues, is stable or decreases as the Company grows.

BASE SALARY

     In general, an executive's base salary is determined by a subjective assessment of his or her responsibilities and sustained performance. In 1993, the Company hired an independent consultant to review the Company's existing compensation structure and to make recommendations on a long-term compensation philosophy for the Company. The consultant provided an extensive report that included compensation information from the Company's principal competitors (Service Corporation International and Stewart Enterprises, Inc.), as well as sixteen public companies that had similar growth objectives. The report also included recommendations for cash compensation levels and for incentives appropriate to a growth company. After considering the recommendations made by the consultant, the Compensation Committee proposed a significant restructuring of the Company's compensation structure for executive officers. The components of the restructuring were implemented in 1993.

     Generally, the Compensation Committee intends to set base salaries between the 50th and 75th percentile of salaries paid by comparable companies to similarly-positioned executives, and to pay generous annual cash bonuses when earnings per share targets are met or exceeded. In setting base salaries for 1995, the Compensation Committee reviewed compensation information for 18 United States-based, public, growth-oriented companies identified in an independent consultant's report ("Comparable Companies"). The Compensation Committee gave particular weight to compensation information relating to Service Corporation International and Stewart Enterprises, Inc., both of which are large, publicly-held funeral service companies with significant United States operations.

     In 1995, the Compensation Committee obtained research data from Frederick
W. Cook & Co., Inc. and Smith Barney Inc. with respect to compensation levels for the Chief Executive Officer and for the top five executives in relation to the compensation of the Chief Executive Officer, based on surveys of approximately 68 reasonably comparable companies. The studies provided analyses of compensation based on a series of different factors, including growth in equity, revenue and income and number of employees. Such information will be used to set 1996 base salary levels for the Company's executive officers. The Company intends to continue to set base salaries at between the 50th to 75th percentile of salaries paid by the surveyed companies.

ANNUAL INCENTIVES

     The Company's executive officers are eligible for annual cash bonuses. Annual bonus awards are generally based on attainment of specified performance levels related to the Company's achievement of targeted net earnings per share. This establishes a strong link between executive compensation and the Company's operating performance.

     In general, annual incentive goals have been established in the following manner. An individual executive's annual incentive opportunity expressed as a percentage of base salary, is established at the beginning of a fiscal year. Usually two earnings per share targets are posted. Failure to reach the lower of the targets results in no annual incentive payment. A higher incentive is earned if the higher target is reached. In accordance with this policy in early 1995, the Compensation Committee determined that no bonus would be paid if the increase in fully-diluted earnings per share from 1994 to 1995 were less than 20%, that a bonus would be paid if the increase in fully-diluted earnings per share from 1994 to 1995 were between 20% and 25%, and that a significant bonus would be paid if a higher fully-diluted earnings per share target, namely a more than a 25% increase from 1994 to 1995 were achieved.

     Notwithstanding an extraordinary commitment of time and effort for the benefit of the Company by executive officers in 1995, the 1995 earnings per share targets were not met because of the costs of legal settlements, litigation related finance costs and related general and administrative costs, and thus the 1995 bonuses for certain executive officers were not awarded. In January 1996, the Compensation Committee determined that later in 1996 it would consider whether it would be appropriate, in light of the extraordinary commitment of time and effort by executive officers, to provide such executives with an opportunity to be awarded a bonus based on a subsequent increase in shareholder value.

LONG-TERM INCENTIVES

     An important objective of long-term incentives is to encourage executive officers to acquire a meaningful ownership interest in the Company over a period of time and as a result focus executive officers' attention on the long-term interests of the Company and its shareholders.

     Certain executive officers participate in the 1994 Management Equity Investment Plan ("MEIP"), which was approved by the Shareholders at the annual general meeting of the Company held on May 16, 1994. The purpose of the MEIP is two-fold: first, to provide a cost-effective financing program for the Company's U.S. Subsidiaries and second, to provide an opportunity for designated key employees to participate in the long-term growth of the Company. The MEIP requires participants (including executive officers) to pay an aggregate of $6.4 million to a U.S. Subsidiary of the Company in exchange for the right (in either the form of an option or a purchase agreement) to ultimately acquire, upon a further aggregate payment of $121.3 million, an aggregate of 4.25 million Common shares beginning in 1999. This right is exercisable as to 50% in 1999, 25% in 2000 and 25% in 2001. The effective purchase price for the Common shares was set at $30.040, which is 25% higher than the weighted average trading price of the Common shares for the five consecutive trading days ended April 8, 1994. If a participant does not exercise his right to acquire the Common shares, then his portion of the sum of $6.4 million paid is refundable to him. Through December 31, 1995, rights relating to an aggregate of 4,065,000 Common shares were outstanding under the MEIP.

     Executive officers also are eligible to participate in the Company's Employee Stock Option Plans. In light of the grants made to executive officers under the MEIP, options granted under the Employee Stock Option Plans during 1995 to executive officers who also participate in the MEIP were minimal.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     The Chief Executive Officer's base salary for 1995 was determined after reviewing the available base salary information for the chief executive officers of the Comparable Companies. The Compensation Committee determined that, in light of the level of compensation paid to the chief executive officers of the Comparable Companies and, considering the Compensation Committee's subjective evaluation of the Chief Executive Officer's performance, the Chief Executive Officer's salary for 1995 should be increased to $546,528.

     For the reasons discussed above, under the caption "Annual Incentives", no bonus for 1995 was awarded to the Chief Executive Officer.

     The Chief Executive Officer participates in the MEIP pursuant to which, in June 1994 he received options to ultimately acquire 500,000 Common shares and purchase agreement rights by which he has the option to ultimately acquire 1.5 million Common shares. The Chief Executive Officer did not receive any option grants in 1995.

POLICY WITH RESPECT TO DEDUCTIBILITY OF COMPENSATION

     Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the "Code"), governs the deductibility of discretionary, incentive-based compensation in excess of $1 million paid annually to the Chief Executive Officer and certain other highly-paid executive officers.

     The Company believes that the MEIP and the Company's employee stock option plans qualify for an exception from the $1 million limitation. The Company's incentive cash bonus program currently does not so qualify, but the Company does not anticipate that this will result in any significant cost. The Compensation Committee will continue to monitor the impact of Section 162(m) and will recommend modification to the Company's compensation program in the future if appropriate.

     Submitted by the Compensation Committee:


                                   Charles B. Loewen, Chairman
                                   James D. McLennan
                                   Ernest G. Penner
                                   The Rt. Hon. John N. Turner, P.C., C.C., Q.C.

                    AMENDMENT OF EMPLOYEE STOCK OPTION PLANS

BACKGROUND

     Because of the Company's continued significant growth and expansion in North America, the Board of Directors has determined that it would be prudent to increase the number of Common shares reserved for option grants under its Employee Stock Option Plan (United States) (the "U.S. Plan") and under its Employee Stock Option Plan (Canada) (the "Canadian Plan" and, together with the U.S. Plan, the "Plans"). On April 2, 1996 the Board of Directors unanimously approved amendments to the Plans to increase the number of Common shares issuable under the U.S. Plan by 650,000 (from 2,750,000 to 3,400,000) and under the Canadian Plan by 350,000 (from 1,350,000 to 1,700,000) which amendments have been conditionally approved by The Toronto Stock Exchange and the Montreal Exchange under the policies of such exchanges.

     Under such policies, each of the amendments must be approved by a simple majority vote of disinterested Shareholders.

INCREASE IN COMMON SHARES

     Management believes that providing employees with an opportunity to acquire an equity interest in the Company effectively aligns the interest of those employees and the Shareholders.

     Historically, the Company has granted options under the Plans for two important purposes: (i) to selected employees as an incentive component of compensation, and (ii) to certain new employees, who typically join the Company in connection with an acquisition, in order to provide them with an immediate incentive to develop and promote the business and financial success of the Company.

     During 1995, the Company acquired 170 funeral homes and 61 cemeteries in the United States and 7 funeral homes and 3 cemeteries in Canada. The Company believes that acquisitions in 1996 and 1997 will be at or above the level of 1995 acquisitions (although no assurances in this regard can be given). The Board of Directors believes it would be prudent to increase the number of Common shares available under the Plans to ensure that the Company is in a position to grant options to selected employees (including certain employees of newly-acquired locations).

APPROVAL

     The amendment to increase the number of Common shares available under each of the Plans require the approval of a majority of the votes cast by disinterested Shareholders. To the best of the Company's knowledge, the number of votes attaching to the Common shares that will not be counted for the purposes of determining whether the required level of Shareholder approval of the U.S. Plan has been obtained is 209,502, and the number of votes attaching to the Common shares that will not be counted for the purposes of determining whether the required level of shareholder approval of the Canadian Plan has been obtained is 8,313,626.

     The Board of Directors believes the Plans are a key component of incentive-based compensation for selected employees and are an important feature of the Company's acquisition program.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED, AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR, THE AMENDMENT TO INCREASE THE NUMBER OF COMMON SHARES AVAILABLE UNDER THE U.S. PLAN BY 650,000 SHARES.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED, AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR, THE AMENDMENT TO INCREASE THE NUMBER OF COMMON SHARES AVAILABLE UNDER THE CANADIAN PLAN BY 350,000 SHARES.

     The full text of the Plans can be obtained from the Corporate Secretary of the Company at the Company's principal executive office at 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8.

CERTAIN ADDITIONAL INFORMATION REGARDING THE PLANS

GENERAL

     Under the Plans, employees of the Company are eligible to be granted options to purchase Common shares. As of December 31, 1995 approximately 4,422 persons were eligible to participate in the U.S. Plan (employees who are residents of the United States and its territories) and approximately 598 persons were eligible to participate in the Canadian Plan.

     The Plans are administered by the Compensation Committee of the Board of Directors. The number of options granted to selected employees is determined by the Compensation Committee. The Compensation Committee also determines certain terms and conditions of options granted.

OPTION AGREEMENT

     Each optionee under the Plans is required to enter into a separate option agreement, which sets forth, among other things, the number of options granted, the specific exercise price and the vesting conditions, within the following parameters: (i) the exercise price of an option may not be less than the closing price of the Common shares on the trading day immediately prior to the grant date, as quoted on the Nasdaq National Market (for options granted under the U.S. Plan) or on The Toronto Exchange (for options granted under the Canadian Plan); and (ii) in no event may an option terminate later than 10 years after the grant date.

EXERCISE OF OPTION

     An optionee may exercise an option by delivering to the Company a duly completed Notice of Exercise together with full payment, by cash or check, for the Common shares being purchased under the option and any taxes required to be withheld and collected from the optionee.

ALLOCATION OF OPTIONS IN 1995

     The potential benefit to be received by an optionee is dependent on increases in the price of the Common shares prior to the exercise of the option. Accordingly, the ultimate dollar value of options is not currently ascertainable. At April 1, 1996, the closing price of the Common shares on the Nasdaq National Market was U.S. $29.500 and on The Toronto Stock Exchange was Cdn. $40.000.

     The following table sets forth certain information with respect to options granted in 1995 under each of the Plans to the current executive officers of the Company as a group and to all employees of the Company as a group, including officers who are not executive officers of the Company. Directors who are not employees are not eligible to receive options under the Plans.

                           EMPLOYEE STOCK OPTION PLANS

                                                                                                                 COMMON SHARES
GROUP                                                                    RANGE OF EXERCISE PRICES             UNDERLYING OPTIONS
-----                                                                    ------------------------             ------------------
Employee Stock Option Plan (United States)
  Executive Officer Group . . . . . . . . . . . . . . . . . . .                U.S. $ 28.500                          360,000
  Non-Executive Officer Employee Group  . . . . . . . . . . . .       U.S. $ 24.875 -- U.S. $ 41.250                  420,779

Employee Stock Option Plan (Canada)                                                                                    40,000
  Executive Officer Group . . . . . . . . . . . . . . . . . . .                Cdn. $ 37.375                          114,070
  Non-Executive Officer Employee Group  . . . . . . . . . . . .       Cdn. $ 35.375 -- Cdn. $ 53.500

     The options granted in 1995 generally become exercisable in five equal annual increments beginning one year after the grant date.

UNITES STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the principal anticipated United States federal income tax consequences of the grant and exercise of an option to and by an optionee who is resident in the United States. It is based on the current provisions of the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder. This discussion is general only and is not a substitute for independent advice from an individual's own tax advisor.

     An optionee will not recognize any taxable income at the time an option is granted. Upon exercise of an option, an optionee generally will recognize ordinary income, for United States income tax purposes, equal to the excess, if any, of the then fair market value of the Common shares acquired over the exercise price of the option. Any taxable income recognized in connection with the exercise of an option will be subject to tax withholding by the optionee's employer.

     The employer of the optionee generally will be entitled to United States income tax deductions to the extent and in the year that ordinary income is recognized by the optionee in the circumstances described above.

     When an optionee sells Common shares acquired pursuant to the exercise of an option, any difference between the sale price and the Optionee's tax basis in the Common shares will be treated as capital gain or loss.

     Dividends payable on Common shares out of earnings and profits are ordinary income taxable at ordinary income rates. An optionee may be permitted to credit Canadian withholding taxes against the portion of United States income tax liability attributable to such dividends.

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